 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

RED OAK CAPITAL FUND II, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3269349
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 211 Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund II, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund II, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 4, 2018 filed pursuant to Rule 253(g)(2) (the “Offering Circular”) under the caption “RISK FACTORS,” which are incorporated herein by reference.
https://www.sec.gov/Archives/edgar/data/1742521/000165495418009827/redoak_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

As of the date of this semi-annual report, Red Oak Capital Fund II, LLC has not yet commenced active operations. Proceeds from the sale of its 6.5% senior secured bonds, or the “Series A Bonds,” and its 8.5% senior secured bonds, or the “Series B Bonds,” and collectively, the “Bonds,” pursuant to the Offering Circular will be applied to invest in collateralized senior commercial mortgage notes, or property loans, and the payment or reimbursement of selling commissions and other fees and expenses associated with the offering of the Bonds. We will experience a relative increase in liquidity as we receive additional proceeds from the sale of the Bonds and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our assets.

Further, we have not entered into any arrangements creating a reasonable probability that we will own a specific property loan or other asset. The number of additional property loans and other assets that we will acquire will depend upon the number of Bonds sold and the resulting amount of the net proceeds available for investment in additional property loans and other assets. Until required for the acquisition or operation of assets or used for distributions, we will keep the net proceeds from the sale of the Bonds in short-term, low risk, highly liquid, interest-bearing investments.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

Results of Operations

Having not commenced active operations, we have not acquired any property loans or other assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted assets, the commercial real estate industry and real estate generally, which may be reasonably anticipated to have a material impact on the capital resources and the revenue or income to be derived from the operation of our assets.

Liquidity and Capital Resources

We are offering and selling to the public up to $50,000,000 of Bonds pursuant to the Offering Circular. Our principal demands for cash will be for acquisition costs, including the purchase price of any property’s loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the offering. We intend to acquire additional assets with cash and/or debt. As we are dependent on capital raised in the offering to conduct our business, our investment activity over the next twelve (12) months will be dictated by the capital raised in the offering. We expect to originate or acquire property loans and meet our business objectives regardless of the amount of capital raised in the offering. If the capital raised in the offering is insufficient to purchase assets solely with cash, we will implement a strategy of utilizing a mix of cash and debt to acquire assets.

Subsequent to the date the Company’s financial statements included in this semi-annual report were issued, on November 16, 2018, we raised approximately $2.3 million, the minimum capital requirement, and were able to break escrow. Additionally, on November 28, 2018, we held a second closing of $0.6 million, bringing cumulative capital raised to approximately $2.9 million, through the issuance date of this report.

We expect to use debt financing as a source of capital. We have a 25% limit on the amount of debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our bond service reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of the offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Item 2.  Other Information

None.

Item 3. Financial Statements

RED OAK CAPITAL FUND II, LLC
Balance Sheet (Unaudited)
June 30, 2018

Assets

Total assets	$-

Liabilities and Member's Capital

Liabilities:
Total liabilities	-

Total member's capital	-

Total liabilities and member's capital	$-

RED OAK CAPITAL FUND II, LLC
Statement of Operations (Unaudited)
For the six months ending June 30, 2018

Revenue:
Total revenue	$-

Expenses:
Total expenses	-

Net income (loss)	$-

RED OAK CAPITAL FUND II, LLC
Statement of Changes in Member's Capital (Unaudited)
For the six months ending June 30, 2018

	Managing Member	Members	Total

Member's capital, December 31, 2017	$-	$-	$-

Capital contributions	-	-	-

Capital distributions	-	-	-

Net income (loss)	-	-	-

Member's capital, June 30, 2018	$-	$-	$-

RED OAK CAPITAL FUND II, LLC
Statement of Cash Flows (Unaudited)
For the six months ending June 30, 2018

Cash flows from operating activities:
Net income (loss)	$-

Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:

Net cash provided by (used in) operating activities	-

Cash flows from financing activities:

Net cash provided by (used in) financing activities	-

Net change in cash and cash equivalents	-

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$-

RED OAK CAPITAL FUND II, LLC
Notes to Financial Statements (Unaudited)
For the six months ending June 30, 2018

1.
Organization

Red Oak Capital Fund II, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on April 25, 2017 and has not commenced operations. The Company anticipates raising a minimum of $2 million and a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. Until the minimum offering is achieved and an initial closing is executed, the proceeds received in the offering will be kept in an escrow account. If the Company is unable to raise the minimum offering amount prior to the offering termination, all funds in the escrow account will be returned. The Company’s term is indefinite.

2.
Significant accounting policies

Basis of presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") is the exclusive reference of authoritative accounting principles recognized by nongovernmental entities with the exception of guidance issued by the Securities and Exchange Commission ("SEC") and its staff.

Use of estimates
The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value
In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

3.
Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable
Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable are expected to consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Nonaccrual loans
Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain.

Impairment and allowance for loan losses
Mortgage loans receivables are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions.

4.
Significant accounting policies (continued)

Bonds payable
Company issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income and expense recognition
Interest income and other related income are recognized on an accrual basis when earned, except as noted in the nonaccrual loans section above. Operating expenses and other related expenses are recorded on an accrual basis as incurred.

Income taxes
As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of December 31, 2017, the Company had not recorded any benefit or liability for unrecognized taxes. Through June 30, 2018, the Company did not have any additions to unrecognized taxes resulting from tax positions related either to the current or prior years and no reductions resulting from tax positions of prior years or due to settlements; therefore, no unrecognized tax benefits or liabilities existed at June 30, 2018. The Managing Member does not expect any change in unrecognized taxes within the next fiscal year.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2018, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

5.
Allocation of net income and loss

It is anticipated that the Operating Agreement will provide detailed provisions regarding the allocation of net income and losses among the members over the life of the Company. Generally, items of income and expense are allocated among members in proportion to the applicable membership interest.

6.
Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 2% of the gross offering proceeds of Series A Bondholders and 1.75% of the gross offering proceeds of Series B Bondholders. As of June 30, 2018, no management fees have been accrued or paid.

7.
Commitments and contingencies

During 2017, the Managing Member, as sole member of the Company, made no capital contributions or received any distributions. Upon execution of the operating agreement, the Managing Member must contribute $100.

Upon raising the minimum required capital from Series A and Series B Bondholders to break escrow, the Company anticipates making quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively.

The anticipated maturity date of Series A Bonds will be two years following the termination of the bond offering, but no later than December 31, 2021, whereas the maturity date will be five years following the termination of the bond offering, but no later than December 31, 2024 for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

Series B Bonds will be redeemable beginning January 1, 2021. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2021 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2023.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received.

The Managing Member has incurred and will continue to incur organizational and offering expenses which are reimbursable from the Company, up to a maximum of 2% of total gross proceeds from the Series A and Series B Bond offerings. The organizational and offering costs are not represented on the Company’s financial statements due to these being contingent upon a successful completion of the Bond offerings. The Company will expense organization costs when incurred and offering cost will be capitalized and amortized through the maturity of each Series as applicable. As of June 30, 2018, there have been approximately $195,000 of organizational and offering expenses incurred by the Managing Member. Through the date of issuance, the Managing Member estimates it has incurred an aggregate of $525,000 of organizational and offering costs.

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

8.
Subsequent events

On November 16, 2018, the Company raised the minimum offering requirement, broke escrow and closed with approximately $2.3 million in gross proceeds. The Company commenced operations on this date.

On November 28, 2018, the Company executed a second closing with approximately $0.6 million in gross proceeds.

The financial statements were approved by management and available for issuance on November 29, 2018. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Description

2.1	Certificate of Formation of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(a) to the Company’s Form 1-A filed on June 6, 2018.
2.2	Limited Liability Company Agreement of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(b) to the Company’s Form 1-A filed on June 6, 2018.
3.1	Form of Indenture between Red Oak Capital Fund II, LLC and Prime Trust, LLC, incorporated by reference to Exhibit 3(a) to the Company’s Form 1-A filed on August 1, 2018.
3.2	Form of Series A Bond, incorporated by reference to Exhibit 3(b) to the Company’s Form 1-A filed on August 1, 2018.
3.3	Form of Series B Bond, incorporated by reference to Exhibit 3(c) to the Company’s Form 1-A filed on August 1, 2018.
3.4	Pledge and Security Agreement by and among the Company and Prime Trust, LLC, incorporated by reference to Exhibit 3(d) to the Company’s Form 1-A filed on August 1, 2018.
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Form 1-A filed on August 1, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND II, LLC, a Delaware limited liability company

Date: December 4, 2018	By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
	Its:	Sole Member

By:	Red Oak Capital Group, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	/s/ Chip Cummings
Name:	Chip Cummings
Its:	Manager

By:	/s/ Joseph Elias
Name:	Joseph Elias
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: December 4, 2018	By:	/s/ Chip Cummings
Chip Cummings
Senior Managing Partner of the Sole Member of the Manager (Principal Executive Officer)

Date: December 4, 2018	By:	/s/ Jason Anderson
Jason Anderson
Chief Financial Officer of the Sole Member of the Manager (Principal Financial Officer and Principal Accounting Officer)